FROM: Casino Magic Corp.
      711 Casino Magic Drive
      Bay St. Louis, Miss. 39520

Contact: Jay S. Osman - Chief Financial Officer, 601-466-8010 or josman@casinomagic.com

FOR IMMEDIATE RELEASE
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CASINO MAGIC ANNOUNCES CONSENT SOLICITATION AND PROPOSED NOTE OFFERING

     BAY ST. LOUIS, MISSISSIPPI, June 27, 1996.....  Casino Magic Corp.
(NASDAQ:CMAG) announced today its intent to make a private placement debt offering pursuant to Rule 144A in the near future of approximately $145 million aggregate principal amount of senior secured notes. The notes will be secured by, among other things, the assets of the Company's planned Bossier City, Louisiana casino and the proceeds will be used primarily to develop the Bossier City Casino, repay certain indebtedness previously incurred with respect to the Company's proposed Louisiana gaming activities and make certain improvements to the Company's Biloxi casino. The offering of the notes has not been registered under the Securities Act and may not be offered or sold without registration or an applicable exemption from registration.

     Casino Magic Corp. and its subsidiary issuer of outstanding $135 million 11-1/2% First Mortgage Notes due 2001 also announced the commencement of a consent solicitation today with respect to such First Mortgage Notes in order to permit the intended issuance of the new notes and to effectuate certain other proposed amendments to the indenture for the First Mortgage Notes.

     Casino Magic Corp., a Minnesota corporation with principal offices in Bay St. Louis, Mississippi, operates gaming casinos in Bay St. Louis and Biloxi, Mississippi,; Neuquen City and San Martin de los Andes, Argentina; and Porto Carras and Xanthi, Greece.